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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chadwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 10th Floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Zanghi 215-546-5005 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 3100 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chadwick Securities, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Commonwealth of Pennsylvania


NOTARIAL SEAL
Sherry Myers, Notary Public
City of Philadelphia, Philadelphia County
My commission expires April 29, 2013

Signature

Vice-President and FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

Chadwick Securities, Inc.

September 30, 2010

Contents



Report of Independent Registered Public Accounting Firm

Stockholder and Sole Director
Chadwick Securities, Inc.

We have audited the accompanying statement of financial condition of Chadwick Securities, Inc. (the "Company") (a Delaware corporation) as of September 30, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadwick Securities, Inc. as of September 30, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 24, 2010

CHADWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS	
Cash	$ 1,825,821
Restricted cash-clearing agent deposit	250,000
Commission and fee receivables from affiliate sponsored programs	23,581
Other receivables	51,010
Prepaid expenses and other assets	134,401
	$ 2,284,813
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions, fees and other payables to broker dealers	$ 153,946
Wholesaler and trader commissions payables	539,574
Payables to affiliates	755,982
Accounts payable and accrued liabilities	293,626
Total liabilities	1,743,128
Commitments and contingencies	
Stockholder's Equity	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	1,675,100
Accumulated deficit	(1,133,425)
Total stockholder's equity	541,685
	$ 2,284,813

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2010

REVENUES:	
Agency fees	$ 7,709,223
Commissions from affiliate sponsored programs	3,468,527
Fees from affiliate sponsored programs	1,725,288
Gains on sales of trading securities	184,150
Other revenues	24,087
Total revenues	13,111,275
EXPENSES:	
Wholesaler and trader commissions	4,247,705
Broker dealer commissions	3,468,527
Marketing and due diligence	1,098,978
General and administrative	3,406,863
Total expenses	12,222,073
Income before provision for income taxes	889,202
Provision for income taxes	468,053
NET INCOME	$ 421,149

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at October 1, 2009	$ 10	$ 2,150,100	$ (689,574)	$ 1,460,536
Distributions	–	(475,000)	(865,000)	(1,340,000)
Net income	–	–	421,149	421,149
Balance at September 30, 2010	$ 10	$ 1,675,100	$(1,133,425)	$ 541,685

The accompanying notes are an integral part of this financial statement.

CHADWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

OPERATING ACTIVITIES:	
Net income	$ 421,149
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash compensation issued	113,780
Gains on sales of trading securities	(184,150)
Purchases of trading securities	(372,100)
Proceeds from sales of trading securities	556,250
Changes in operating assets and liabilities:	
Decrease in commission and fee receivables from affiliate sponsored programs	336,097
Decrease in other receivables.	47,105
Decrease in prepaid expenses and other assets	3,650
Decrease in commissions, fees and other payables to broker dealers	(334,539)
Decrease in wholesaler and trader commissions payable	(222,560)
Increase in payables to affiliates	280,321
Increase in accounts payable and accrued liabilities	84,713
Net cash provided by operating activities	729,716
FINANCING ACTIVITIES:	
Distributions	(1,340,000)
Net cash used in financing activities	(1,340,000)
Decrease in cash	(610,284)
Cash at beginning of year	2,436,105
Cash at end of year	$ 1,825,821
SUPPLEMENTAL INFORMATION:	
Income tax refunds	$ 65,932
Income tax payments	$ 9,106
Income tax payments to Resource America, Inc.	$ 346,409

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
September 30, 2010

Note 1 - Organization and Nature of Operations

Chadwick Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the financial fund management, real estate and commercial finance sectors.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private, in limited or general partnerships and real estate investment trusts ("REITs") sponsored by affiliates who are subsidiaries of RAI that also serve as general partners and/or managers of these programs. Also, the Company's broker dealer operations include serving as the introducing agent, primarily through a third-party clearing firm, for sales of domestic and foreign securities of financial services companies, including but not limited to banks, thrifts, REITs, and insurance companies. These securities include trust preferred securities, subordinated debt, convertible debt and preferred stock, and are offered to institutional or other sophisticated investors, including the Company's affiliates. In October 2009, the Company registered a foreign branch and has since conducted operations in the London, United Kingdom ("U.K.") office of an affiliated foreign broker dealer, Resource Europe Management LTD ("REML"), a wholly owned subsidiary of the Parent company and a member of the Financial Services Authority, a U.K. regulatory agency that oversees broker dealers.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of United States generally accepted accounting principles ("U.S. GAAP") other than guidance put forth by the U.S. Securities and Exchange Commission ("SEC"). All other accounting literature not included in the ASC will be considered non-authoritative.

Basis of Presentation

Management believes that, consistent with the financial statement presentation of other broker dealers, it is appropriate to present its balance sheet on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Note 2 - Summary of Significant Accounting Policies – (Continued)

Commissions and Fees

The Company records commissions and fee revenues and related expenses from DPPs and REITs, which include dealer manager, marketing and due diligence fees after reaching a prescribed sales minimum (defined as breaking escrow) and upon each subsequent closing (the date an investor is accepted and admitted by the general partner), which is thereafter held on a weekly and monthly basis. Commencing with the escrow break in September 2010 for a public real estate investment program, investors are admitted on a daily basis. The Company records commission revenues ranging from 5% to 7% of sales, subject to certain exclusions, which are then paid to third-party broker dealers. Fees are based on a percentage of sales ranging from 2% to 3%, subject to certain exclusions. All commissions are from DPPs sponsored by or from affiliates. For agency transactions, revenues are recognized as of the trade date of the sale of securities. Fee revenues are paid from DPPs sponsored by affiliates and through agency transactions.

Gains on Trading Securities

Gains on trading securities are reported net and recognized on the trade date of the sale of securities. The cost of the security is determined using the specific identification method.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries. The impact of federal income taxes, including any deferred tax assets and liabilities, are calculated and reported as if the Company filed on a separate company basis. U.S. GAAP requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

Use of Estimates

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI and certain affiliates pay certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for certain employees who perform services for the Company. These expenses are allocated to the Company and recorded as Company expenses which are reimbursable and payable to RAI and certain affiliates.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value. For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and also in brokerage accounts with the Company's clearing agent which are not insured. At September 30, 2010, the Company had total deposits of approximately $2,080,000, of which $1,876,000 was in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). No losses have been experienced on these investments. The FDIC limit of $250,000 was made permanent in July 2010 with the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). In November 2010, the FDIC issued a final ruling related to the Dodd-Frank Act and will provide unlimited deposit insurance for noninterest-bearing transaction accounts as of December 31, 2010 through December 31, 2012.

Note 4 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and affiliate sponsored investment programs.

	September 30, 2010	
	Commissions and Fees Receivables	Payables to Affiliates
Affiliates:		
Real estate	$ –	$ 269,033
RAI	–	327,559
RCM	–	82,384
REML	–	77,006
	–	755,982
Affiliate sponsored programs:		
Real estate	23,581	-
	$ 23,581	$ 755,982

	Year Ended September 30, 2010 Statement of Operations		
	Revenues		
	Commissions	Fees – Affiliated Programs	General & Administrative Expense Allocations
Affiliates:			
Commercial finance	$ –	$ –	$ 90,508
Real estate	–	–	364,242
RAI	–	–	1,161,563
RCM	–	–	996,315
REML	–	–	485,128
	–	–	3,097,756
Affiliate sponsored programs:			
Commercial finance	1,489,475	679,298	–
Real estate	1,979,052	1,045,990	–
	3,468,527	1,725,288	–
	$ 3,468,527	$ 1,725,288	$ 3,097,756

Note 4 – Certain Relationships and Related Party Transactions – (continued)

The Company's commercial finance affiliate, LEAF Financial Corporation ("LEAF"), a majority-owned subsidiary of RAI, allocates a portion of the salary and benefits of one of its officers, who is also a registered representative of the Company, as well as benefits related to certain Company employees who participate in LEAF's benefit plans. This officer and Company employees perform services for the Company relating to the offerings sponsored by LEAF. For fiscal 2010, $90,508 was charged to the Company. LEAF, the sponsor of LEAF Equipment Finance Fund 4, L.P., an investment program for which the Company serves as dealer manager, closed the program effective October 30, 2009, which was earlier than its expected closing date of August 12, 2010. As a result, the Company entered into an expense reimbursement agreement with LEAF, effective November 1, 2009. LEAF agreed to reimburse the Company for certain operating and general and administrative costs not related to broker dealer operations until the effective date of its next investment program. These costs are primarily related to the salaries and benefits of certain Company employees previously engaged solely in the marketing of LEAF's investment programs. During fiscal 2010, $130,329 was reimbursed by LEAF under this agreement. The Company's wholesaler operations related to LEAF was closed in February 2010 due to lack of new programs. There were no outstanding amounts due to or from LEAF or affiliated programs as of September 30, 2010.

Resource Real Estate, Inc. ("RRE"), a real estate affiliate, and a wholly owned subsidiary of RAI, allocates a portion of their salary, benefits and related operating and general and administrative costs of one of its officers, who is also a registered representative of the Company commencing in April 2010. This officer performs services for the Company relating to the offerings sponsored by RRE. In addition, the Company assumed certain obligations advanced of RRE in connection to one public offering upon its effective date in June 2010, when the Company became the dealer manager. During fiscal 2010, $364,242 was charged to the Company, of which $269,033 was outstanding at September 30, 2010.

During fiscal 2010, pursuant to its expense reimbursement agreement with RAI whereby expenses allocated by RAI are reimbursed by the Company, $1,161,563 was charged to the Company, of which $327,559 was outstanding at September 30, 2010. In addition, RAI allocated $78,369 of non-cash compensation expenses related to stock option and restricted stock grants to certain allocated employees who perform services for the Company.

The Company's employees participate in RAI's Investment Savings Plan, whereby they can elect to purchase RAI stock and also receive RAI stock as part of the employer matching contributions. During fiscal 2010, total contributions of RAI stock totaled $35,411, which is included as non-cash compensation.

Resource Capital Markets, Inc. ("RCM"), a financial fund management affiliate, and a wholly owned subsidiary of RAI, allocates a portion of their salary, benefits and related operating and general and administrative costs of certain registered representatives who operate the Company's agency operations. During fiscal 2010, $996,315 was charged to the Company, of which $82,384 was outstanding at September 30, 2010.

In October 2009, the Company established a foreign branch in the offices of a broker dealer affiliate, REML. REML allocates a portion of their salary, benefits and related operating and general and administrative costs of certain registered representatives of the Company. During fiscal 2010, $485,128 was charged to the Company, of which $77,006 was outstanding at September 30, 2010.

In May 2010, a debt security was purchased by the Company and sold at cost for $75,000 on the same trade date to three related parties, including two registered representatives of the Company, one of which is a Company officer and the President, CEO and Vice Chairman of RAI.

Note 4 – Certain Relationships and Related Party Transactions – (continued)

During fiscal 2010, the Company served as an agent representing certain affiliated entities for various security transactions which cleared through the Company's third-party clearing firm. As an affiliated agent, there is no compensation to the Company. The Company completed 39 security transactions for Resource Capital Corporation ("RCC"), a publicly traded real estate investment company (NYSE: RSO) and Resource TRS, Inc., a wholly owned subsidiary of RCC. In addition, the Company completed 10 security transactions for Apidos Select Credit Fund L.P. ("Apidos") and certain affiliated entities that serve as the general partner and manager of Apidos.

During fiscal 2010, the Company paid $1,340,000 in distributions, of which $865,000 represented withdrawals of interim profits.

Note 5 – Income Taxes

The following table details the components of the Company's provision for income taxes for fiscal 2010.

Current:	
Federal	$ 372,936
State	93,231
	466,167
Deferred:	
Federal	$ 132
State	1,754
	1,886
	$ 468,053

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended September 30, 2010 was 53%. This rate was mainly comprised of the Company's pre-tax income and federal income tax rate of 35% adjusted for permanent items such as certain exclusions for meals and entertainment, non-cash compensation and state and local income taxes. In addition, the state income tax rate is a major component in the Company's overall effective rate. The Company is included in the consolidated federal tax return and certain state and city tax returns of RAI and its subsidiaries, of which $74,056 is due to RAI as of September 30, 2010, which is included in payables to affiliates.

The components of the Company's deferred tax assets, included in prepaid expenses and other assets, as of September 30, 2010 are as follows.

Deferred tax assets – Federal:	
Accrued expenses and other	$ 7,299
Deferred tax assets – State:	
Accrued expenses and other	1,163
	$ 8,462

Note 6 – Commitments and Contingencies

In January 2009, the Company entered into an agreement with a third-party broker dealer who would serve as a clearing agent for the Company's riskless principal transactions. The term of the agreement is for three years, for which the Company is required to pay a minimum fee of $5,000 per month excluding the initial three-month period. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement. The agreement is cancellable by either party upon ninety days written notice, with the remaining minimum fee due during the term of the agreement immediately payable. At September 30, 2010, the remaining fee due is $85,000 upon termination of the agreement.

In January 2009, the Company became the dealer manager for one real estate fund sponsored by an affiliate that served as the fund's General Partner. The fund completed its offering in December 2009. The dealer manager agreement provides that the Company is to receive trailing sales commission equal to 15% of the fund's distributions that would otherwise be payable to the General Partner over the term of the fund. All trailing sales commissions are to be paid to third-party broker dealers pursuant to their selling agreements with the fund. During fiscal 2010, there were no fund distributions, and thus, no trailing sales commissions were due.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital is the greater of a minimum of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The following table summarizes the Company's compliance with these rules and regulations at September 30, 2010.

Net capital	$ 393,274
Required net capital	$ 116,209
Excess net capital	$ 277,065
Net capital ratio	4.43 to 1

Note 8 – Regulatory Exemptions

The Company has been designated as an exempt broker dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3, and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

Note 9 – Subsequent Events

The Company evaluated for subsequent events through November 24, 2010, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Stockholder and Sole Director
Chadwick Securities, Inc.

We have audited the accompanying financial statements of Chadwick Securities, Inc. as of and for the year ended September 30, 2010 and have issued our report thereon dated November 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the reconciliation of unaudited computation of net capital to audited computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 24, 2010

CHADWICK SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2010

NET CAPITAL:		
Total stockholder's equity	$	541,685
Changes:		
Non-allowable assets:		
Other receivables		14,010
Prepaid expenses and other assets		134,401
Total non-allowable assets		148,411
Net capital	$	393,274
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Commissions, fees and others payable to broker dealers	$	153,946
Wholesaler and trader commissions payables		539,574
Payables to affiliates		755,982
Accounts payable and accrued liabilities		293,626
Total aggregate indebtedness	$	1,743,128
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	116,209
Minimum dollar net capital required	$	100,000
Net capital requirement	$	116,209
Excess net capital	$	277,065
Excess net capital at 1000% less 10% of aggregate indebtedness	$	218,961
Ratio: Aggregate indebtedness to net capital		4.43 to 1

CHADWICK SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
September 30, 2010

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows.

Unaudited computation of net capital per most recent quarterly filing	$ 393,274
Audit adjustments	–
Net change in net capital	–
Adjusted computation of net capital	$ 393,274

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

Stockholder and Sole Director
Chadwick Securities, Inc.

In planning and performing our audit of the financial statements of Chadwick Securities, Inc. (the "Company"), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements, in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily indentify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 ("the Exchange Act") and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 24, 2010

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Chadwick Securities, Inc.

September 30, 2010



Audit Tax Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Stockholder and Sole Director
Chadwick Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2010, which were agreed to by Chadwick Securities, Inc. (a wholly owned subsidiary of Resource America, Inc.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 24, 2010